

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 9, 2010

By U.S. Mail and facsimile (914) 693-1807

Mr. Wei Guo
President and Director
Super Champ Group Limited
c/o Robert Brantl
Counselor at Law
52 Mulligan Lane
Irvington, NY 10533

> **Re: Super Champ Group Limited**
> **Registration Statement on Form 20-F/A**
> **File No. 000-53940**
> <u>**Filed June 3, 2010**</u>

Dear Mr. Guo:

We have completed our review of your Registration Statement on Form 20-F and related filings and have no further comments at this time.

Sincerely,

Eric Envall
Staff Attorney